PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME,

CHIYODA-KU, TOKYO 100-0011, JAPAN

April 12, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attention:	John Nolan, Senior Assistant Chief Accountant
Division of Corporation Finance

Mitsubishi UFJ Financial Group, Inc.

SEC Comment Letter dated March 29, 2010

Dear Mr. Nolan:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), in response to your letter, dated March 29, 2010, addressed to Mr. Hiroshi Saito, the Registrant’s Senior Managing Director and Chief Financial Officer.

Set forth below are the Staff’s comments set forth in your letter, dated March 29, 2010, together with the Registrant’s responses to the comments.

Comment No. 1: With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:

•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

•

Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

•

Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

•

Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

•

Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

Response to Comment No. 1: During the past three years, the Registrant has not accounted for repurchase agreements as sales but rather accounted for them as collateralized financings for accounting purposes.

Comment No. 2: For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for the significant variances among these amounts.

Response to Comment No. 2: The following tables set forth a detailed breakdown of the Registrant’s semi-annual1 period end balances, average balances, and maximum balance at any month-end of repurchase agreements and securities lending transactions accounted for as collateralized financings:

Mitsubishi UFJ Financial Group, Inc. Consolidated Basis					[Unit: Billion Yen]

Period End Balances	9/30/2006		3/31/2007	9/30/2007	3/31/2008	9/30/2008	3/31/2009
Payables under repurchase agreements <1>	7,651		8,211	8,678	11,893	8,687	11,912
Payables under securities lending transactions <2>	5,123		5,138	6,382	4,588	4,266	4,280

Total (1) = <1>+<2>	12,774		13,349	15,060	16,481	12,953	16,192

Change from the previous semi-annual end	—		575	1,711	1,421	(3,528)	3,239
Change (%)	—		4.5%	12.8%	9.4%	-21.4%	25.0%
						(A )	(B )
(Reference only)	(*	)
Total Liabilities (2)	174,264		178,496	180,237	187,276	182,912	187,265
(1)/(2)	7.3%		7.5%	8.4%	8.8%	7.1%	8.6%

Average Semi-Annual Balances	4/1/2006 – 9/30/2006		10/1/2006 – 3/31/2007	4/1/2007 – 9/30/2007	10/1/2007 – 3/31/2008	4/1/2008 – 9/30/2008	10/1/2008 – 3/31/2009
Total of payables under repurchase agreements and payables under securities lending transactions	10,300		13,476	14,850	15,728	15,143	16,071
Change from the previous semi-annual period	—		3,176	1,374	878	(585)	928
Change (%)	—		30.8%	10.2%	5.9%	-3.7%	6.1%
			(C )

Maximum Balances At Month-End	4/1/2006 – 9/30/2006		10/1/2006 – 3/31/2007	4/1/2007 – 9/30/2007	10/1/2007 – 3/31/2008	4/1/2008 – 9/30/2008	10/1/2008 – 3/31/2009
Payables under repurchase agreements <3>	7,651		9,865	8,166	11,893	11,024	11,912
Payables under securities lending transactions <4>	5,123		5,160	7,795	4,588	3,916	4,280

Total = <3>+<4>	12,774		15,025	15,961	16,481	14,940	16,192

(*)	Effective April 1, 2008, the Registrant adopted ASC 815-10-45 (FSP FIN 39-1) and discontinued netting its derivatives assets and liabilities under master netting agreements and present them on a gross basis retrospectively. But total liabilities as of September 2006 shown above is before applying ASC815-10-45.

The percentages of the total of payables under repurchase agreements and payables under securities lending transactions to the total liabilities are less than 10% at each period end. The Registrant’s primary source of liquidity is its large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Most of the remaining funding is provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts and other short-term borrowings.

[1]

The Registrant prepares US GAAP financial data for financial reporting purposes on a semi-annual basis rather than on a quarterly basis. Accordingly, the Registrant has prepared the response to Comment No. 2 on a semi-annual basis.

<< Reasons for significant variances >>

(A) The period-end balance as of September 30, 2008 decreased significantly from the period-end balance as of March 31, 2008 (by 21.4%) primarily as a result of the Registrant significantly reducing the volume of repurchase agreements in light of the abnormal market environment following the bankruptcy of Lehman Brothers Holdings Inc.

(B) The period-end balance as of March 31, 2009 increased significantly from the period-end balance as of September 30, 2008 (by 25.0%) primarily as a result of the Registrant significantly increasing the volume of repurchase agreements as the market recovered following a significant decline in the prior period. During the period when monetary authorities eased monetary policies, the Registrant significantly increased investment in securities both for investment and trading purposes. To fund these securities, the Registrant increased repurchase agreements.

(C) The average semi-annual balance for the term from October 1, 2006 to March 31, 2007 increased significantly from the average semi-annual balance for the term from April 1, 2006 to September 30, 2006 (by 30.8%) primarily as the Registrant intended to expand repurchase agreements with customers.

Comment No. 3: Tell us whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each or the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

Response to Comment No. 3: During the past three years, the Registrant has not accounted for any securities lending transactions as sales pursuant to the guidance in ASC 860-10. The information on securities lending transactions accounted for as collateralized financings is included in the Response to Comment No.2.

Comment No. 4: Tell us whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

Response to Comment No. 4: During the past three years, the Registrant did not have any transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that are accounted for as sales pursuant to the guidance in ASC 860.

Comment No. 5: Tell us whether you have offset financial assets and financial liabilities in the balance sheet where rights of offset- the general principle for offsetting-does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of offset does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Response to Comment No. 5: In the Registrant’s balance sheets reported during the past three years, it has not offset financial assets and financial liabilities without the rights of offset.

Comment No. 6: If you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis of your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a) (1) and (a) (4) of Item 303 of Regulation S-K.

Response to Comment No. 6: During the past three years, the Registrant has not accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales but rather accounted for such transactions as collateralized financings for accounting purposes.

* * *

Please contact the undersigned at +81-3-3597-8101 (fax number +81-3-3597-8120) if we may be of any assistance in answering any questions that may arise in connection with the information provided in this letter.

Sincerely,

/s/ TONG YU
Tong Yu

cc:

Mr. Hiroshi Saito

Senior Managing Director and

Chief Financial Officer

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8330

Japan